Utah Clay Technology, Inc.
                             3985 South 2000 East
                          Salt Lake City, UT   84124
                                801-424-0223



                             December 12, 2002


John Reynolds, Assistant Director
Office of Small Business
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC   20549

ATTENTION ROGER SCHWALL OR SUSAN MINN

          Re:     Utah Clay Technology, Inc.
                  Form SB-2 Amendment Withdrawal Request
                  Commission File No. 333-34308

Dear Mr. Reynolds:

     Pursuant to oral comments received from the staff, the undersigned, as president of Utah Clay Technology, Inc. (the "Registrant"), requests withdrawal of the following amendments for the reason that they were filed under the wrong commission file number. No re-sales of stock were made.

          Amendment No.             Date Filed       EDGAR Accession No.
     --------------------------    ------------    -----------------------

     Post-Effective Amendment 1      04-23-02       0001028070-02-000009

     Post-Effective Amendment 2      05-31-02       0001028070-02-000016

     Post-Effective Amendment 3      09-11-02       0001028070-02-000020

     Post-Effective Amendment 4      12-09-02       0001028070-02-000025




                                                 Sincerely,


                                                 /s/ Dennis S. Engh

                                                 Dennis S. Engh
                                                 President
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